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As filed with the U.S. Securities and Exchange Commission on January 5, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Aktiebolaget Volvo\Publ\
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

The Kingdom of Sweden
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Volvo Group North America
570 Lexington Ave., 20th Floor
New York, NY 10022
Attention: Tomas Ericson
(212) 418-7430
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	James M. Bartos, Esq. Shearman & Sterling LLP Broadgate West, 9 Appold Street London EC2A 2AP Phone: +44 207 655- 5000
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)

        If a separate registration statement has been filed to register the deposited shares, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing the right to receive one share of class B common stock of Aktiebolaget Volvo\Publ\	50,000,000 American Depositary Shares	$5.00	$2,500,000	$294.25

(1)
Each Unit represents 100 American Depositary Shares.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited		Face of American Depositary Receipt, top center securities
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American	Face of American Depositary Receipt, upper right corner Depositary Shares
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2.    AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(b)	Statement that Aktiebolaget Volvo\Publ\ is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

  (a)
  Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of January    , 2005 among Aktiebolaget Volvo, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

  (b)
  Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

  (c)
  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

  (d)
  Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

  (e)
  Certification under Rule 466. Not applicable.

  (f)
  Power of Attorney. Included as part of the signature pages hereto.

Item 4.    UNDERTAKINGS

  (a)
  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

  (b)
  If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 4, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A. as Depositary
By:	/s/ JOSEPH M. LEINHAUSER
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Aktiebolaget Volvo\Publ\ certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 31, 2004.

AKTIEBOLAGET VOLVO\PUBL\
By:	/s/ EVA PERSSON
Name:	Eva Persson
Title:	Senior Vice President and General Counsel
By:	/s/ STEFAN JOHNSSON
Name:	Stefan Johnsson
Title:	Senior Vice President and CFO

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Tomas Ericson his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of December 31, 2004.

Name	Title
/s/ FINN JOHNSSON Finn Johnsson	Chairman of the Board of Directors
/s/ PER-OLOF ERIKSSON Per-Olof Eriksson	Director
/s/ PATRICK FAURE Patrick Faure	Director
/s/ TOM HEDELIUS Tom Hedelius	Director

/s/ LEIF JOHANSSON Leif Johansson	Director, President of AB Volvo and Chief Executive Officer of the Volvo Group (Principal Executive Officer)
/s/ MARTIN LINDER Martin Linder	Director
/s/ LOUIS SCHWEITZER Louis Schweitzer	Director
/s/ KEN WHIPPLE Ken Whipple	Director
/s/ HARUKO FUKUDA Haruko Fukuda	Director
/s/ OLLE LUDVIGSSON Olle Ludvigsson	Director
/s/ JOHNNY RÖNNKVIST Johnny Rönnkvist	Director
/s/ STEFAN JOHNSSON Stefan Johnsson	Senior Vice President of AB Volvo and CFO of the Volvo Group (Principal Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

        Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Aktiebolaget Volvo (publ)., has signed this Registration Statement in the City of New York on December 31, 2004.

Volvo Group North America
By:	/s/ TOMAS ERICSON
Name:	Tomas Ericson
Title:	President

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)	Form of Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

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PART I INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURE
SIGNATURES
POWER OF ATTORNEY
SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
INDEX TO EXHIBITS